KARPUS INVESTMENT MANAGEMENT

January 5, 2024

VIA FEDERAL EXPRESS AND
ELECTRONIC MAIL (closedendfundsbod@blackrock.com)

The Board of Directors of BlackRock Municipal Income Fund, Inc.
c/o Janey Ahn, Secretary
BlackRock Municipal Income Fund, Inc.
50 Hudson Yards
New York, New York 10001

Re: Concerns regarding BlackRock Municipal Income Fund, Inc.

Dear Board Members:

Karpus Management, Inc., d/b/a Karpus Investment Management, ("Karpus", "we", "our" or "us") is a shareholder of BlackRock Municipal Income Fund, Inc. ("MUI" or the "Fund"). This is evidenced by our Schedule 13D filing which we filed with the U.S. Securities and Exchange Commission on November 7, 2023. Karpus is not a hedge fund and manages all separately managed accounts – many of whom are individual investors who have entrusted their hard-earned savings with us to safeguard and invest.

We are writing this letter to the entire Board of Directors of MUI ("Board") to express our extreme dissatisfaction with the Board's apparent disregard for maximizing shareholder value and for blatant corporate governance failures which we believe have occurred under the Board's oversight.

In a recent Bloomberg article about closed-end fund activism, a spokesperson for BlackRock said, "[t]he real victims here are hardworking Americans seeking a secure retirement, not a billion dollar hedge fund."[i] We disagree. We think that a more accurate characterization is that shareholders are the victim of a Board who appears to be led by a multi-trillion dollar asset manager.

In our view, the board's job in a closed-end fund ("CEF") can be boiled down to three things: (1) representing *all shareholders*, (2) managing a CEF's adviser or manager, and (3) managing a CEF's discount. We think that MUI's Board has failed at all three.

Failure 1. We don't think that the Board understands that it's supposed to represent the interests of all shareholders, with emphasis added on two key words – "all" and "shareholders."

The Board cannot choose factions of shareholders it wants to represent. It must represent the interests of all shareholders and cannot modify shareholder rights to silence those that they believe are likely to disagree with it. As we are sure the Board is aware, this very fact

183 Sully's Trail \ Pittsford, NY 14534
T: 585-586-4680 \ F: 585-586-4315
www.karpus.com

was recently adjudicated and the U.S. District Court for the Southern District of New York concluded that the actions of the Board with respect to enacting control share provisions violated federal law.[2]

In a similar vein, we strongly urge the Board against further efforts to "level the playing field[3]" as one large law firm recently put it. If certain types of "shareholder rights plans" are enacted, we think that doing so could equate to self-dealing (especially if done at a wider discount than the current market price), potential market manipulation, and could unjustly enrich holders of those rights at the expense of others the Board is already supposed to have a fiduciary duty to represent.

The Investment Company Act of 1940 was designed and constructed to address these exact types of abusive actions that go against shareholder interests.

An interesting note about MUI that shareholders should also know is that shareholders submitted millions more WITHHOLD votes than FOR votes with respect to three Class I directors at the 2023 annual meeting. Nevertheless, because of a technicality, three of the four Class I Directors were "held over" and remain on the Board despite clear shareholder dissatisfaction.[4]

What has the Board done to assuage shareholders' concerns of the 34,800,000 plus shares that submitted WITHHOLD votes for the three Class I Directors they didn't want to continue "serving"?

We think that a reasonable Board would take the recent vote as a sign that they should resign. We urge the Board to consider such actions as promptly as possible so that *all shareholders* can have the quality of representation that they deserve.

Failures 2 & 3: We think that the Board's actions indicate MUI is being managed for BlackRock and not for all shareholders. We further believe that this failure has led to another in the Board not considering all options to manage MUI's discount.

As of the market close on January 4, 2024, the discount of MUI is 13%. Actions to address the discount have included authorized share repurchases – which have not been fully utilized – and an increased distribution. While positive, these steps just aren't enough. This is clearly evidenced by the Fund's continued and excessively wide discount. There are many tools that can be used to reduce or eliminate MUI's discount but the Fund has not chosen to utilize them.

We also question your independence, considering that the current Board:

- Serves on 70-100 registered investment companies;
- Oversees from 101-270 investment portfolios;
- Are paid from $395,000-$587,500;[5] and
- Authorized opting into a statute that seeks to block certain shareholders that may disagree with them from voting their shares.

How can the Board possibly know what is going on and understand the nuances facing each of the registered investment companies and portfolios that they oversee?

We can't say it any clearer: shareholders do not care about retaining or maximizing BlackRock's assets under management. They care about maximizing shareholder value.

To get to the point: we implore you to assess your decisions from ALL SHAREHOLDERS' perspectives and not from BlackRock's. BlackRock is not who you have a fiduciary duty to represent – ALL SHAREHOLDERS are. If you are not able to do this, we ask that you resign.

Based on last year's vote, we think many other shareholders agree with our assessment and we hope they are also willing to voice their dissatisfaction.

As always, we are open to having a discussion about any of our concerns.

It is not too late to do the right thing and take the actions needed to minimize or eliminate MUI's discount to net asset value.

Sincerely,

Daniel L. Lippincott

Daniel L. Lippincott, CFA®
President and Chief Investment Officer

cc: Jonathan Diorio (e-mail)
Stephen Minar (e-mail)
Adam Finerman, Esq. (e-mail)

---

[1] https://www.bloomberg.com/news/articles/2023-12-18/boaz-weinstein-battles-firms-like-blackrock-and-nuveen-in-closed-end-fund-war
[2] *Saba Capital Master Fund, LTD. et al. v. ClearBridge Energy Midstream Opportunity Fund Inc. et al.*, Case No. 23-cv-5568 (SDNY)
[3] https://www.skadden.com/insights/publications/2023/12/leveling-the-playing-field-for-closed-end-funds
[4] https://www.sec.gov/Archives/edgar/data/1232860/000119312523251225/d519303dncsr.htm, page 121
[5] https://www.sec.gov/Archives/edgar/data/1232860/000119312523151823/d499976ddef14a.htm, pages 8-10 and Appendix B.